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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FRANK CHAPPELLE & COMPANY, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 SOUTHBRIDGE PARKWAY, SUITE 519

(No. and Street)

BIRMINGHAM (City) ALABAMA (State) 35209-1301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

205-802-1101 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

E. L. GOOLSBY & COMPANY, P.C.

(Name — if individual, state last, first, middle name)

1920 HUNTINGTON ROAD, SUITE 105 (Address) BIRMINGHAM, (City) ALABAMA (State) 35209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

PS
3/19

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAMSEY REICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRANK CHAPPELLE & COMPANY, INC., BIRMINGHAM, ALABAMA, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Apr 30, 2007
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANK CHAPPELLE & COMPANY, INC
BIRMINGHAM, ALABAMA
FINANCIAL QUESTIONNAIRE – FORM X-17A-5
DECEMBER 31, 2003

QUESTIONS:

	LEDGER DEBIT	BALANCE CREDIT	SECURITITES LONG	VALUATION SHORT
1. Bank Balance & Other Deposits				
(A) Cash in Bank – Subject To Immediate Withdrawal	$ 16,037.53			
(B) Cash in Bank-Money Market	$ 2,981.06			
(C) NASD Account Web CRD	$ 379.50			
4. Other Open Items With Brokers				
(A) and Dealers (Trail Comm. Due)	$ 34,221.07			
(B) Accounts Receivable-Stockholder	$ 59,384.59			
(C) Deposit Securities America Clearing Acct.	$ 5,000.00			
(D) Securities Failed to Receive				
1. For Customers				
5. Valuation of Securities in Box & Transfer				$161,941.46
6. Customer Security Accounts				
(A) Bona Fide Cash Accounts				
1. Accounts with debit balances				
(G) Fully Paid Securities not segregated				
10. Trading & Investment Accounts of Respondent				
(A)(1) Securities Account Non- Exempted	$161,941.46		$161,941.46	
(2) Securities Account Exempted (Market Value – See Schedule)				
11. Capital Accounts				
(C) Corporations				
1. Capital Stock - Common (Authorized $20,000.00) 200 Shares Outstanding Par Value $100.00 Per Share		$ 20,000.00		
2. Capital Surplus		$ 10,957.14		
3. Earned Surplus (Securities Reflected at Market Value)		$ 230,627.49		
13. Other Accounts, etc.				
Prepaid Taxes				
Accrued Interest & Dividends Receivable on Securities				
Furniture & Fixtures -- Office	$ 4,354.24			
Reserve for Depreciation - Office Furniture		$ 4,150.89		
Automobile Equipment	$ 35,661.83			
Reserve for Depreciation - Automobile		$ 18,210.00		
Interest Payable				
Accrued Payroll Taxes Payable				
Notes Payable – Bank				
Note Payable – Stockholder		$ 5,000.00		
Accounts Payable – Expense (Due to Local Creditors)		$ 3,600.67		
Accrued Advalorem Tax Payable		$ 14.80		
Accrued Commissions Payable – Registered Representatives		$ 27,400.29		
Accrued Corporate Income Tax Payable				
Total	$319,961.28	$319,961.28	$161,941.46	$161,941.46

14. Contractual commitments not recorded in Books – None
15. Contingent Items - None

AUDIT REPORT

FRANK CHAPPELLE & COMPANY, INC.

BIRMINGHAM, ALABAMA

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
REPORT OF EXAMINATION OF ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

INDEX

E. L. GOOLSBY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1920 HUNTINGTON ROAD
SUITE 105
BIRMINGHAM, ALABAMA 35209
Telephone (205) 868-0881
FAX (205) 868-0883
AL Watts 1-800-215-8362

PRESIDENT
MARK S. GOOLSBY CPA

ERNEST L. GOOLSBY (1883-1953)
JAMES E. WALKLEY (1912-1988)
ERNEST L. GOOLSBY, JR. (1922-2001)

Members American Institute of Certified Public Accountants

Alabama Association of Certified Public Accountants

Independent Auditor's Report

Board of Directors
Frank Chappelle & Company, Inc.
Birmingham, Alabama

Gentlemen:

We have audited the accompanying balance sheets of Frank Chappelle & Company, Inc., as of December 2003 and 2002 and the related statement of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frank Chappelle & Company, Inc., as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

E.L. Goolsby & Company, P.C.
Certified Public Accountant

February 12, 2004

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
COMPARATIVE BALANCE SHEET
DECEMBER 31, 2003 AND 2002

	DEC. 31, 2003	DEC. 31, 2002
ASSETS		
CURRENT ASSETS:		
Cash in Banks - Demand Deposits	$ 16,037.53	$ 5,549.39
Cash in Bank - Money Market Accounts	2,981.06	2,972.99
NASD Account Web CRD	379.50	150.00
Accounts Receivable - Distributors	34,221.07	36,623.91
Accounts Receivable - Employees and Others	4,684.59	4,831.68
Notes Receivable - Connie Reich - Stockholder	9,671.08	9,671.08
Deposit Securities America Clearing Account	5,000.00	5,000.00
Total Current Assets	$ 72,974.83	$ 64,799.05
LONG TERM RECEIVABLE - (Maturity After 12 Months)		
Notes Receivable - Connie Reich (Stockholder)	45,028.92	45,028.92
INVESTMENTS:		
Marketable Equity Securities at Fair Value Held by NBC Securities, Inc., at 12-31-2003	161,941.46	137,247.90
CAPITAL ASSETS:		
Furniture and Fixtures	$ 4,354.24	$ 4,354.24
Automobile Equipment	35,661.83	35,661.83
Total	$ 40,016.07	$ 40,016.07
Less: Accumulated Depreciation	22,360.89	20,531.89
Total Capital Assets - Net	$ 17,655.18	$ 19,484.18
Total Assets	$ 297,600.39	$ 266,560.05
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable - Expenses	$ 3,600.67	$ 4,179.14
Accrued Commissions Payable - Registered Representatives	27,400.29	31,917.94
Notes Payable - Allan Chappelle - Stockholder	5,000.00	5,000.00
Accrued Advalorem Tax and Payroll Tax Payable	14.80	621.80
Total Current Liabilities	$ 36,015.76	$ 41,718.88
STOCKHOLDERS' EQUITY:		
Capital Stock, $100.00 Par Value: 200 Shares Authorized, 200 Shares issued and outstanding at December 31, 2003 and 2002	$ 20,000.00	$ 20,000.00
Paid in Surplus	10,957.14	10,957.14
Unrealized Holding gains on Marketable equity securities	119,718.54	95,024.98
Retained Earnings	110,908.95	98,859.05
Total Stockholders' Equity	$ 261,584.63	$ 224,841.17
Total Liabilities and Stockholders' Equity	$ 297,600.39	$ 266,560.05

The accompanying notes are an integral part of the financial statements.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
COMPARATIVE STATEMENT OF INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	YEAR ENDED DEC. 31, 2003	YEAR ENDED DEC. 31, 2002
INCOME:		
Sales Commissions	$ 685,544.36	$ 375,304.35
SELLING EXPENSE:		
Salesmen Commissions	$ 565,654.16	$ 324,624.39
Advertising	-	431.16
Automobile Expense	2,711.54	984.87
Travel and Entertainment Expense	1,585.04	3,283.83
Registration and Assessment Fees	4,134.50	4,399.00
Depreciation - Automobile Equipment	1,775.00	1,775.00
Total Selling Expense	$ 575,860.24	$ 335,498.25
Selling Income	$ 109,684.12	$ 39,806.10
GENERAL AND ADMINISTRATIVE EXPENSE:		
Officers Compensation	$ -	$ 27,250.00
Office Salaries and Bonuses	6,988.64	9,389.38
Rent and Parking	12,790.44	-
Telephone	6,203.37	1,158.96
Stationery, Postage & General Office Expense	10,464.56	2,163.55
Hospital Insurance	9,312.00	8,700.00
Insurance	22,002.98	1,126.18
Securities America Clearing Fees	5,160.00	-
Tax and License	2,435.60	3,231.42
Subscriptions and Dues	933.95	1,054.00
Legal and Accounting	5,952.88	80.00
Professional Fees	18,427.55	-
Equipment Rental & Miscellaneous Expense	450.39	413.77
Depreciation - Furniture and Fixtures	54.00	73.59
Total General Expense	$ 101,176.36	$ 54,640.85
Operating Income (Loss)	$ 8,507.76	$ (14,834.75)
OTHER INCOME:		
Gain on Sale of Investments	$ -	$ 105.42
Dividends Received	3,868.66	3,882.17
Interest Income	7.80	15.41
Total Other Income	$ 3,876.46	$ 4,003.00
Total	$ 12,384.22	$ (10,831.75)
OTHER DEDUCTIONS:		
Interest Expense	334.32	276.94
Net Income	$ 12,049.90	$ (11,108.69)

The accompanying notes are an integral part of the financial statements.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
COMPARATIVE STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	YEAR ENDED DEC. 31, 2003	YEAR ENDED DEC. 31, 2002
Shareholders' Equity - Beginning:		
Capital Stock - Common	$ 20,000.00	$ 20,000.00
Paid in Surplus	10,957.14	10,957.10
Unrealized Holding gains on Marketable Equity Securities	95,024.98	118,998.94
Retained Earnings	98,859.05	109,967.74
Total Shareholders' Equity - Beginning	$ 224,841.17	$ 259,923.82
Add:		
Net Income (Loss) for the Year	12,049.90	(11,108.69)
Total	$ 236,891.07	$ 248,815.13
Shareholders' Equity - Ending:		
Capital Stock - Common	$ 20,000.00	$ 20,000.00
Paid in Surplus	10,957.14	10,957.14
Unrealized Holding gains on Marketable Equity Securities	119,718.54	95,024.98
Retained Earnings	110,908.95	98,859.05
Total Shareholders' Equity - Ending	$ 261,584.63	$ 224,841.17

The accompanying notes are an integral part of the financial statements.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Investment Securities:

Investment securities are carried at cost as of the date of purchase. Gains or losses on the sale of securities are recognized at the time of sale. Market values of securities are reflected in Schedule 1 as of December 31, 2003.

B) The company computes depreciation on the straight line method for both financial reporting and federal income tax purposes. The estimated useful lives used to compute depreciation are as follows:

Furniture and Office Equipment	7-10 years
Automotive Equipment	5 years

C) The books and records are maintained using the accrual method in accordance with generally accepted accounting principles.

D) Statements of Cash Flows - For purposes of the statements of cash flows, Frank Chappelle & Company, Inc., considers all highly liquid investments with a maturity of three months or less at date of purchase are carried at fair value and considered to be cash equivalents.

E) Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results ultimately may differ from the estimates.

NOTES TO FINANCIAL STATEMENTS:

Cash in Banks:

The company maintains a regular and a special checking account in Colonial Bank, Birmingham, Alabama. The balances in bank account at December 31, 2003 and 2002 were as follows:

	Dec. 31, 2003	Dec. 31, 2002
Colonial Bank, N.A., Birmingham, AL - Regular	$ 16,037.53	$ 5,549.39

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
STATEMENT OF CASH FLOWS (INDIRECT METHOD)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	YEAR ENDED DEC. 31, 2003	YEAR ENDED DEC. 31, 2002
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 12,049.90	$ (11,108.69)
Adjustment to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation	$ 1,829.00	$ 1,848.59
Decrease in Accounts Receivable - Stockholder - Employees	147.09	1,399.15
Decrease (Increase) in Accounts Receivable - Distributors	2,402.84	(19,764.68)
Increase in Deposit Securities America Clearing Account	-	(5,000.00)
Decrease in Accounts Payable - Expenses	(578.47)	(1,135.55)
(Decrease) Increase in Accrued Commissions Payable	(4,517.65)	31,917.94
Increase in Notes Receivable - Stockholder	-	5,000.00
(Decrease) Increase in Accrued Advalorem Tax Payable	(607.00)	55.25
Total Adjustments	$ (1,324.19)	$ 14,320.70
Net Cash Provided by Operating Activities	$ 10,725.71	$ 3,212.01
Cash Flows from Investing Activities		
Payments from Issurance of Long-term Notes Receivable	$ -	$ -
Capital Expenditures	-	(60.15)
Proceeds from Sale of Securities	-	-
Purchase of Securities and Additional Investment in Money Market Funds	-	-
Net Cash Provided by Investing Activities	$ 10,725.71	$ 3,151.86
Cash Flows from Financing Activities		
Dividends Paid	-	-
Net Increase (Decrease) in Cash and Cash Equivalents	$ 10,725.71	$ 3,151.86
Cash and Cash Equivalents at Beginning of Year	8,672.38	5,520.52
Cash and Cash Equivalents at End of Year	$ 19,398.09	$ 8,672.38
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 334.32	$ 276.94
Income Taxes	-	-

The accompanying notes are an integral part of the financial statements.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002

CASH IN BANKS - MONEY MARKET FUND:

The company maintains an interest bearing money market account at Colonial Bank, Birmingham, Alabama. This account is used to deposit surplus funds in order to earn interest. The balances in this bank account at December 31, 2003 and 2002 were as follows:

	Dec. 31, 2003	Dec. 31, 2002
Colonial Bank, N.A., Birmingham, AL Money Market	$ 2,862.01	$ 2,854.21
National Bank of Commerce, Investment Account Money Market	119.05	118.78
Total	$ 2,981.06	$ 2,972.99

CASH - NASD ACCOUNT WEB CRS:

The company maintains an account with NASD in order for them to cover any NASD related fee assessments.

	Dec. 31, 2003	Dec. 31, 2002
NASD Account Web CRD	$ 379.50	$ 150.00

The broker dealer was not required to maintain a special reserve bank account for customers, and is exempt from SEC Rule 15C3-3 by Section K(1) (A) of said rules.

ACCOUNTS RECEIVABLE - DISTRIBUTORS:

There was due from distributor's companies at December 31, 2003 and 2002 quarterly regular and trail commissions for the quarters ending December 31, 2003 and 2002, that were received in January. The trail commissions for the quarter ending December 31, 2002 were due from distributors listed in Schedule on page 17. The balances due at December 31, 2003 and 2002 were as foloows:

	Dec. 31, 2003	Dec. 31, 2002
Trail Commissions due from Distributors	$ 34,221.07	$ 36,623.91

ACCOUNTS RECEIVABLE - STOCKHOLDERS AND EMPLOYEES:

There was due from the president, Ramsey Reich the sum of $4,684.59 at December 31, 2003. This amount is payable on demand and is unsecured. The balance in the account at December 31, 2003 and 2002 are as follows:

	Dec. 31, 2003	Dec. 31, 2002
Accounts Receivable - Stockholder & Employees	$ 4,684.59	$ 4,831.68

DEPOSIT - SECURITIES AMERICA CLEARING ACCOUNT:

The company established a $5,000.00 refundable reserve deposit with Securities America to be held as collateral relative to any and all brokerage-related transactions handled by NFS on behalf of Frank Chappelle & Company, Inc. and its clients.

	Dec. 31, 2003	Dec. 31, 2002
Deposit - Securities America Account	$ 5,000.00	$ 5,000.00

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002

NOTES RECEIVABLE - STOCKHOLDERS:

There was due from Connie Reich, a stockholder of the company, the sum of $54,700.00 payable monthly at $1,057.50 per month, which includes interest computed at 6% per annum. This note is payable over a 5 year period, with maturity as follows:

Maturity	Principal
2004	$ 9,671.08
2005	10,267.58
2006	10,900.86
2007	11,573.20
2008	12,287.28
Total	$ 54,700.00

Mrs. Connie Reich did not make any principal payments on this note in the calanedar year 2003.

SECURITY INVESTMENTS:

The company has invested in various stocks for its own account. As of December 31, 2003 and December 31, 2002 the cost and market value of the securities was as follows:

	Dec. 31, 2003	Dec. 31, 2002
Cost Basis of Securities (Common Stocks)	$ 42,222.72	$ 42,222.92
Market Value of Securities (Common Stocks)	161,941.46	137,247.90

All securities are maintained for safekeeping with NBC Securities, Inc., Birmingham, Alabama, and were confirmed by us with correspondence to the company holding said securities.

The invesment in common stock is carried on the balance sheet at the fair value of $161,941.46 at December 31, 2003 and $137,247.90 at December 31, 2003. Fair value per share was obtained by correspondence with NBC Securities, Inc. who holds all stock for safekeeping. The investment in common stocks is classified as available for sale under statement of financial accounting standards Number 115. Unrealized gains of $119,718.54 are included in stockholders' equity.

CAPITAL ASSETS:

The capital assets of the company at December 31, 2003 and December 31, 2002 were as follows:

Description	Dec. 31, 2003	Dec. 31, 2002
Furniture and Fixtures and Computers	$ 4,354.24	$ 4,354.24
Automotive Equipment	35,661.83	35,661.83
	$ 40,016.07	$ 40,016.07
Less: Reserve for Depreciation	22,360.89	20,531.89
	$ 17,655.18	$ 19,484.18

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND DECEMBER 31, 2002

ACCOUNTS PAYABLE - EXPENSES:

There was due to local creditors the following sums as of December 31, 2003 and December 31, 2002:

	Dec. 31, 2003	Dec. 31, 2002
Accounts Payable Due to Local Creditors	$ 3,600.67	$ 4,179.14

A detailed listing of accounts payable due to local creditors at December 31, 2003 may be found in Schedule 3 of this report.

ACCRUED COMMISSIONS PAYABLE - REGISTERED REPRESENTATIVES:

There was due to registered representatives the following sums as of December 31, 2003 and December 31, 2002:

	Dec. 31, 2003	Dec. 31, 2002
Accrued Commissions Due to Salesmen	$ 27,400.29	$ 31,917.94

The commissions were picked up pursuant to NASD rules. A detailed listing of commissions payable due to salesmen at December 31, 2003 may be found in schedule 4 of this report.

NOTE PAYABLE - STOCKHOLDER:

The company owed Allan Chappelle the sum of $5,000.00 due at presentation of note as of December 31, 2003.

ACCRUED TAXES:

There were accrued taxes due as of December 31, 2003 and December 31, 2002 as follows:

	Dec. 31, 2003	Dec. 31, 2002
Payroll Taxes	$ -	$ 607.00
Advalorem Taxes	14.80	14.80
	$ 14.80	$ 621.80

STOCKHOLDERS' EQUITY:

The stockholders' Equity as of December 31, 2003 and December 31, 2002 was as follows:

	Dec. 31, 2003	Dec. 31, 2002
Capital Stock - Common	$ 20,000.00	$ 20,000.00
Paid in Surplus	10,957.14	10,957.14
Unrealized Holding Gains on Marketable Securities	119,718.54	95,024.98
Retained Earnings	110,908.95	98,859.05
Total Stockholders' Equity	$ 261,584.63	$ 224,841.17

ELECTION OF SUB S CORPORATION STATUS FOR INCOME TAX PURPOSES:

There have been no income tax accruals on the earnings of the company for the years 2003 and 2002.

The stockholders elected to be taxed as a Sub Chapter "S" Corporation on January 1, 1990, with each shareholder paying his pro-rata share of corporate income taxes on his personal income tax return. Consequently, the corporation's financial statements reflect no income tax liability for the year 2003 and 2002.

E. L. GOOLSBY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1920 HUNTINGTON ROAD
SUITE 105
BIRMINGHAM, ALABAMA 35209
Telephone (205) 868-0881
FAX (205) 868-0883
AL Watts 1-800-215-8362

PRESIDENT
MARK S. GOOLSBY CPA

ERNEST L. GOOLSBY (1883-1953)
JAMES E. WALKLEY (1912-1988)
ERNEST L. GOOLSBY, JR. (1922-2001)

Members American Institute of
Certified Public Accountants

Alabama Association of
Certified Public Accountants

Independent Auditor's Report
On Additional Information

Board of Directors
Frank Chappelle & Company, Inc.
Birmingham, Alabama

Gentlemen:

Our report on our audit on the basic financial statements of Frank Chappelle & Company, Inc., for December 31, 2003 and 2002 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The S.E.C. Report Section: (Rule 17A-5 (D) (1) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E. L. Goolsby & Company, P.C.
Certified Public Accountants

FRANK CHAPPELLE & COMPANY, INC.

BIRMINGHAM, ALABAMA

S.E.C. REPORT SECTION: (RULE 17A-5 (D) (1)

YEAR ENDED DECEMBER 31, 2003

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING MUTUAL FUND DEALER
DECEMBER 31, 2003

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash on Hand and in Banks (Checking)	$ 16,417.03	$ -	$ 16,417.03
Cash in Money Market Accounts - Interest Bearing	2,981.06	-	2,981.06
Accounts Receivable - Distributors	1,113.18	33,107.89	34,221.07
Accounts Receivable - Employees	-	4,684.59	4,684.59
Deposit Securities America Clearing Account	-	5,000.00	5,000.00
Notes Receivable - Stockholder	-	54,700.00	54,700.00
Other Securities at Market Value	161,941.46	-	161,941.46
Furniture and Equipment - Assets - Net	-	17,655.18	17,655.18
Total Assets	$182,452.73	$115,147.66	$297,600.39

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Accounts Payable - Expenses	$ 3,600.67	$ -	$ 3,600.67
Accrued Commissions Payable - Salesmen	27,400.29	-	27,400.29
Note Payable - Stockholder	5,000.00	-	5,000.00
Accrued Liabilities Payable	14.80	-	14.80
Total Liabilities	$ 36,015.76	$ -	$ 36,015.76
STOCKHOLDERS' EQUITY			
Common Stock			$ 20,000.00
Additional Paid in Capital			10,957.14
Retained Earnings (Carrying Investments at Cost)		$110,908.95	
Unrecognized Gain in Market Value of Securities (See Schedule)		119,718.54	230,627.49
Total Stockholders' Equity			$261,584.63
Total Liabilities and Stockholders' Equity			$297,600.39

Note: This statement of Financial Condition is presented in conformity with Rule 1503-1 and is a format consistent with Form X-17A-5, Part II A.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C-3
DECEMBER 31, 2003

Owner's Equity - Page 11	$261,584.63	
Less Non Allowable Assets	(115,147.66)	
Tentative Net Capital		$146,436.97
Less: Securities Haircuts	$ 24,291.21	
Undue Concentration Charges	15,492.82	39,784.03
Net Capital		$106,652.94
Required Capital		5,000.00
Excess Net Capital		$101,652.94
Al Requirement (AY15)		2,402.25
Al/NC		.01

Haircuts Computation:

Security	Sym	Shares	Price 12-31	Market Value	Haircut $
Archer Daniels Midland	ADM	5,894	15.22	$ 89,706.68	$ 13,456.00
American Electric Power, Inc.	AEP	180	30.51	5,491.80	823.77
Delta Airlines	DAL	240	11.81	2,834.40	425.16
Exxon Mobil	XOM	960	41.00	39,360.00	5,904.00
Scottish Power	SPI	232	27.18	6,305.76	945.86
Southern Company	SO	600	30.25	18,150.00	2,722.50
Mirant Corporation	MIR	238	.39	92.82	13.92
Totals				$ 161,941.46	$ 24,291.21

Undue Concentration

Archer Daniels Midland	$ 11,259.44	
Exxon Mobil	3,707.44	
Southern Company	525.94	
Total Undue Concentration		$ 15,492.82
Total Haircuts		$ 39,784.03

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
RECONCILIATION OF ADJUSTED NET CAPITAL - FOCUS REPORT
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

	AS PER AUDIT REPORT	AS PER FOCUS REPORT	DIFFERENCE
ASSETS			
CURRENT ASSETS:			
Cash in Bank - Demand	$ 16,037.53	$ 16,037.53	$ -
Cash in Money Market Accounts	2,981.06	2,981.06	-
NASD Account Web CRD	379.50	-	379.50
Accounts Receivable	1,113.18	34,221.07	(33,107.89)
Deposit - Securities America Clearing Account	-	-	-
Total Current Assets	$ 20,511.27	$ 53,239.66	$(32,728.39)
SECURITIES: (Market Value)			
Common Stock & Mutual Funds (Non-Exempt)	161,941.46	161,941.46	-
Total Assets (Allowable)	$ 182,452.73	$ 215,181.12	$(32,728.39)
LIABILITIES			
CURRENT LIABILITIES:			
Accounts Payable - Expenses	$ 3,600.67	$ 3,600.67	$ -
Accrued Commissions Payable - Registered Representatives	27,400.29	27,400.29	-
Notes Payable - Stockholder	5,000.00	5,000.00	-
Accrued Liabilities	14.80	14.80	-
	$ 36,015.76	$ 36,015.76	$ -
CAPITAL:			
Net Capital	$ 146,436.97	$ 179,165.36	$(32,728.39)
DEDUCT: SECURITIES HAIRCUTS:			
Discount on Stocks and Mutual Funds	39,784.03	38,312.00	1,472.03
Adjusted Net Capital	$ 106,652.94	$ 140,853.36	$(34,200.42)

Note 1: This reconciliation of adjusted net capital is in compliance with Sub-Paragraph (d) (4) of Rule 17A-5.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance - January 1, 2003 (Market Value Method)		$224,841.17
Increases:		
Net Earnings for the year ending December 31, 2003	$ 12,049.90	
Increase in Market Value of Portfolio securities of Assets held for the entire year over prior period end values	24,693.56	
Total Increases		36,743.46
Decreases:		
Net Loss for the year ending December 31, 2003	$ -	
Decrease in Market Value of Portfolio Securities of Assets held for the entire year over prior period end values	-	
Dividends paid to stockholders - Year 2003	-	
Total Decreases		-
Balance - December 31, 2003 (Market Value Method)		$261,584.63

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance January 1, 2003	$ 0
Increases During Year Ended December 31, 2003	0
Decreases During Year Ended December 31, 2003	0
Balance December 31, 2003	$ 0

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
SECURITIES OWNED
DECEMBER 31, 2003

NAME OF STOCK	NUMBER OF SHARES OWNED	COST BASIS AT DATE OF PURCHASE	MARKET VALUE DEC. 31, 2003
Common Stock			
American Electric Power Co., Inc.	180	$ 8,221.33	$ 5,491.80
Archer Daniels Midland	5894	11,610.60	89,706.68
Delta Air Lines	240	1,961.88	2,834.40
Exxon Mobil Corporation	960	2,087.63	39,360.00
The Southern Company	600	5,634.16	18,150.00
Scottish Power Company	232	8,988.40	6,305.76
Mirant Corporation	238	3,718.92	92.82
Total		$ 42,222.92	$161,941.46

Note: Valuation of investment securities were furnished by Securities Department of National Bank of Commerce, Birmingham, Alabama as of December 31, 2003.

Schedule "1"

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
ACCOUNTS RECEIVABLE - DISTRIBUTORS
DECEMBER 31, 2003

Alliancebernstein	$ 44.47
American Funds	413.78
American Skandia	161.80
Columbia Funds	562.56
Conseco	98.07
Delaware	114.74
Dreyfus	19.43
Eaton Vance	23.05
Evergreen	2.00
Fidelity	82.11
Franklin Templeton	80.33
Illinois Mutual	65.10
ING	13.03
Manulife	2.63
MFS	104.31
Nationwide	21,856.28
Oppenheimer	361.17
Phoenix	916.81
Pioneer	679.56
Putnam	3,664.23
Scudder	1,205.31
Securities America	1,351.01
Touchstone Securities	2,067.22
Unum Provident	141.42
Van Kampen	85.00
Wells Investment	105.65
Total	$ 34,221.07

Note: The above accounts receivable due from distributors at December 31, 2003 were trail and regular commissions due for the quarter ending December 31, 2003, but not received until January, 2004.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
ACCOUNTS PAYABLE - OPERATING EXPENSES
DECEMBER 31, 2003

Citibank Credit Cards	$ 3,600.67

Schedule "3"

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
ACCRUED COMMISSIONS PAYABLE - REGISTERED REPRESENTATIVES
DECEMBER 31, 2003

David Adams	$ 229.02
Allan Chappelle	16,060.90
Hunter Flack	2,182.04
Lonnie Funderburg	245.46
Jim Landingham	2,387.48
Ramsey Reich	6,282.33
Chester O. Stephens	13.06
Total	$ 27,400.29

Note: The above commissions payable due to registered representatives were regular and trail commissions due for the quarter ending December 31, 2003 and were paid in January, 2004.

Schedule "4"

FRANK CHAPPELLE & COMPANY, INC.

BIRMINGHAM, ALABAMA

REPORT OF INTERNAL CONTOL

YEAR ENDED DECEMBER 31, 2003

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
REPORT OF INTERNAL CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2003

In planning and performing our audit of the financial statements of Frank Chappelle & Company, Inc., for the year ended December 31, 2003. we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Frank Chappelle & Company, Inc., that we considered relevant to the objectives stated in Rule 17a5 (g) (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In additiona, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

FRANK CHAPPELLE & COMPANY, INC.
BIRMINGHAM, ALABAMA
REPORT OF INTERNAL CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2003

Our consideraton of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Internal Control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

E.L. Doolsky & Company, P.C.
Certified Public Accountants